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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grail Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 255
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lallman, Feltman, Peterson & Company, PA's
(Name – *if individual, state last, first, middle name*)

PO Box 886	Ketchum	ID	83340
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Friesen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grail Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public


TAYLOR STAPLETON
COMM. # 1628332
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES DEC. 9, 2009
MGC1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of San Francisco } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

28 day of Febuary, 2007, by
Date Month Year

(1) Mark Friesen,
Name of Signer

☒ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________,
Name of Signer

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

TAYLOR STAPLETON
COMM. #1628332
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES DEC. 9, 2009

Place Notary Seal Above

Taylor Stapleton
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

©2004 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5910 Reorder: Call Toll-Free 1-800-876-6827

GRAIL SECURITIES, LLC
*****PUBLIC COPY*****
STATEMENT OF FINANCIAL CONDITION
WITH
AUDITOR'S REPORT THEREON

DECEMBER 31, 2006

GRAIL SECURITIES, LLC

TABLE OF CONTENTS

LALLMAN, FELTMAN
PETERSON & COMPANY, P.A.
Certified Public Accountants

Dennis Lallman
Mike Feltman
Greg Peterson
Tyler Felton
Tim Hamilton
Ken Pierce

INDEPENDENT AUDITOR'S REPORT

February 26, 2007

Grail Securities, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Grail Securities, LLC as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Grail Securities, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

LALLMAN, FELTMAN, PETERSON & COMPANY, P.A.

Lallman, Feltman, Peterson & Company, P.A.

100 South Leadville Avenue, Second Floor
Post Office Box 989 Ketchum, Idaho 83340
208) 726.7500 Facsimile 208) 726.8623 www.LFPCO.com

GRAIL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

ASSETS:		
Cash and cash equivalents	$	96,112
Receivables from broker/dealers		362
Prepaid Expenses		2,000
TOTAL ASSETS	$	98,474

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:		
Accrued expenses	$	4,200
Payable to Grail Partners, LLC		28,945
TOTAL LIABILITIES		33,145
MEMBER'S CAPITAL		65,329
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	98,474

See accompanying notes to the financial statements.

GRAIL SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Description of Operations

The financial statement is prepared on the accrual basis of accounting and includes the accounts of Grail Securities, LLC, a limited liability company, (the Firm). The Firm is a wholly-owned subsidiary of Grail Partners, LLC. The fiscal year of the Firm is the calendar year and operations commenced on May 6, 2005.

The Firm is a broker/dealer in securities who was organized for the private placement of securities as well as mergers and acquisition advisory services for private companies wishing to merge or raise capital. The Firm's office is located in San Francisco.

The firm does not hold customer funds or safekeep customer securities and is therefore exempt from SEC rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

(B) Cash and cash equivalents

For purposes of the statement of financial condition, cash and cash equivalents are defined as all checking, and money market accounts deposited with commercial banks. At December 31, 2006, the Firm had a single cash account.

(C) Income Taxes

The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code, a Limited Liability Company is a reporting entity only. The individual Members report their distributive share of the Firm's income and credits on each member's individual tax return. However, California imposes fees at the partnership level.

NOTE 2 - USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

GRAIL SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
DECEMBER 31, 2006

NOTE 3 – MEMBERS' EQUITY

The Firm is a limited liability company and, as such, no Member shall have any personal liability to the Firm, any other Member or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Member to the Firm.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement in place with Grail Partners, LLC. Under this agreement, the Firm pays and records expenses related only to securities transaction commissions, professional fees, fidelity bond insurance, business licenses and taxes, and state and federal taxes. Grail Partners, LLC will not look towards the Firm for repayment of expenses not covered by the agreement such as rents, utilities, office supplies, telephone and fractional salaries. Grail Partners, LLC asserts that these expenses and related liabilities not covered under this agreement are the responsibility and liability of Grail Partners, LLC.

Also see Note 6.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. At December 31, 2006, the Firm had net regulatory capital of $62,967, which was $57,967 in excess of its required net capital of $5,000 and its net capital ratio was 52.64 to 1.

NOTE 6 - CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

The Firm had a single customer, St. Croix Asset Management, LLC, during the year which accounted for all of its revenues. St. Croix Asset Management, LLC is associated with St. Croix Equity Fund, LLC. Grail Partners, LLC has a minority equity interest in St. Croix Equity Fund, LLC.

END